PRESS RELEASE	FEBRUARY 4, 2025

Largo and Stryten Energy Finalize Formation of Storion Energy to Strengthen U.S. Energy Resilience and Address Long Duration Energy Storage Needs

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) announces effective Friday, January 31, 2025, the successful closing of the previously announced transaction between its subsidiary, Largo Clean Energy Corp. ("LCE"), and Stryten Critical E-Storage, LLC ("Stryten"), an affiliate of Stryten Energy LLC, to establish a joint venture in Storion Energy LLC ("Storion").

Storion is a joint venture focused on removing the barriers to entry for battery manufacturers to domestically sourced, price-competitive components for the flow battery industry, including vanadium electrolyte. This partnership leverages access to Largo's high-quality vanadium supply, Largo Physical Vanadium Corp.'s ("LPV") (TSX.V: VAND) (OTCQX: VANAF) innovative electrolyte leasing model and Stryten's U.S.-based manufacturing expertise to enhance grid stability and energy security while enabling the broader adoption of vanadium flow battery solutions.

Francesco D'Alessio, President of LCE, stated: "The closing of this transaction represents a transformational step for Largo as we advance our investment strategy of integrating into the fast-growing vanadium flow battery market. Storion Energy now provides a direct channel for Largo's high-quality vanadium products into the long duration energy storage sector, reinforcing our position as a leading and reliable supplier of vanadium."

He continued: "Through Storion, we are establishing a fully integrated vanadium electrolyte supply chain in North America, addressing a key challenge for vanadium flow battery adoption while unlocking new growth opportunities for Largo. Through the combination of Stryten's battery manufacturing expertise, Largo's vanadium expertise and LPV's innovative electrolyte leasing model, Storion Energy is well-positioned to deliver innovative, cost-competitive solutions for long duration energy storage going forward."

Overview of Transaction:

• Strategic Collaboration: Largo's high-quality vanadium and sector knowledge, LPV's innovative electrolyte leasing model, and Stryten's U.S. battery manufacturing expertise combine to provide solutions to strengthen energy resilience and grid reliability

• Vertically Integrated Supply Chain: Storion establishes a domestic supply chain for vanadium electrolyte and key components in LDES

• Support for Energy Security & Grid Stability: By enabling flow battery components for scalable LDES solutions, Storion will support U.S. energy independence and grid infrastructure resilience

• Accelerating Vanadium Flow Battery Adoption: Storion will provide cost-effective vanadium electrolyte and components, removing key barriers to vanadium flow battery commercialization

Summary of Transaction Details:

• Each of LCE and Stryten have contributed certain vanadium flow battery-related assets and liabilities to Storion

• Stryten has paid US$1 million in cash directly to Largo and will contribute US$6 million over time to fund Storion's operations

• LCE and Stryten each hold a 50% equity interest in Storion, with customary pre-emption rights and anti-dilution protections

• Storion's board composition will be generally proportional to ownership, with Stryten holding one additional seat

• Largo has amended its Safekeeping and Supply Agreements with LPV and assigned its Safekeeping Agreement to Storion; Largo and Storion have also entered into a separate supply agreement, granting Storion a right of first offer for vanadium products

• Required third party consents, which were closing conditions, were received

About Storion Energy

Storion Energy intends to bring energy resilience and security to the U.S. by removing the barrier to entry for battery manufacturers to domestically sourced, price-competitive electrolyte used in vanadium redox flow batteries (VRFB) for long-duration energy storage (LDES). Storion is a joint venture between a Stryten Energy affiliate and Largo Clean Energy Corp., a subsidiary of Largo Inc., one of the world's largest and highest quality vanadium suppliers, that will support scalable domestic electrolyte production to establish a fully integrated vertical supply chain for utility-scale VRFB LDES solutions. VRFB technology is a safe and reliable option for Battery Energy Storage Systems (BESS) that need to provide energy storage of four or more hours. Storion has locations in Alpharetta, Georgia and Wilmington, Massachusetts. Learn more at www.storion.com.

About Stryten Energy

Stryten Energy helps solve the world's most pressing energy challenges with a broad range of energy storage solutions across the Essential Power, Motive Power, Transportation, Military and Government sectors. Headquartered in Alpharetta, Georgia, Stryten Energy partners with some of the world's most recognized companies to meet the growing demand for reliable and sustainable energy storage capacity. Stryten Energy powers everything from submarines to subcompacts, microgrids, warehouses, distribution centers, cars, trains and trucks. Its stored energy technologies include advanced lead, lithium and vanadium redox flow batteries, intelligent chargers and energy performance management software that keep people on the move and supply chains running. An industry leader backed by more than a century of expertise, Stryten has The Energy to Challenge the status quo and deliver top-performing energy solutions for today and tomorrow. Learn more at www.stryten.com.

About Largo Physical Vanadium Corp.

Largo Physical Vanadium (LPV) aims to provide a secure, convenient and exchange-traded investment alternative for investors interested in having direct exposure to physical vanadium, a metal essential to achieving a greener world in key industries such as steel, aerospace and energy storage. Vanadium is non-degrading and fully recyclable when used as electrolyte in vanadium flow batteries and offers carbon reducing attributes when used in steel alloying applications. LPV offers pure-play exposure to vanadium through its holdings of physical vanadium. LPV's strategy is not only to achieve appreciation through the acquisition of vanadium, but to own and actively supply vanadium to end users of vanadium flow batteries to advance to integration of renewable energy in long duration storage. This strategy is integral to LPV's business plan, as it necessarily defrays the costs to LPV associated with storage of vanadium, and demonstrates the benefits and utility of vanadium, therefore supporting vanadium's value. For more information, please visit www.lpvanadium.com.

About Largo

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the clean energy storage sector through its 50% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Director, Investor Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Statements:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933. Forward‐looking statements in this press release include, but are not limited to, statements with respect to Storion's business plans and strategic goals.

The following are some of the assumptions upon which forward-looking statements are based: that the parties to the Transaction will be able to work collaboratively as parties to the joint venture; and the ability of management of Storion to execute strategic goals.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the failure to realize the anticipated benefits of the Transaction; the inability to implement business plans;  any inability to raise additional funds to meet capital requirements and pursue the growth strategy of the joint venture when and in the amounts needed; and other risks and uncertainties detailed in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and in Largo's filings with the US Securities and Exchange Commission (the "SEC"), including Largo's Annual Report on Form 40-F for the fiscal year ended December 31, 2023, which was filed with the SEC on March 22, 2024. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

These forward-looking statements speak only at the date of this press release. All subsequent oral or written forward-looking statements attributable to Largo, or any of its associates, directors, officers, employees or advisers, are expressly qualified in their entirety by the cautionary statement above. Largo expressly disclaims any obligation to update such statements other than as required by law or by the rules of any competent regulatory authority, whether as a result of new information, future events or otherwise.

Trademarks are owned by Largo Inc.